Exhibit 19.1

ESCALADE, INCORPORATED

CONFIDENTIALITY OF INSIDER INFORMATION AND

SECURITIES TRADES BY COMPANY PERSONNEL

As most recently approved by the Board of Directors as of February 5, 2024

Introduction

Escalade, Incorporated (“Escalade” or the “Company”) is a public company, the common stock of which is traded on the Nasdaq National Market and registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). One of the principal purposes of the federal securities laws is to prohibit “insider trading.” This Policy describes the standards of Escalade and its subsidiaries (the “Company”) on trading, directly or indirectly, of Company securities or certain other publicly traded companies while in possession of confidential information. This Policy consists of two parts. Part I applies to all directors, officers and employees of the Company (all such persons referred to herein as “Insiders”). Part II imposes additional trading restrictions and applies to all “Restricted Insiders” defined as all Escalade directors, all Escalade executive officers and all other individuals designated by Escalade and who have been informed that they have been so designated.

PART I

As an Insider, you have the responsibility not to buy, sell or in any other manner trade in Company securities while in possession of material non-public information about the Company. The consequences of trading in the Company's securities by a director, officer or employee while in the possession of material nonpublic information concerning the Company, or the improper communication (however inadvertent) of such information to others, can be devastating to both the individual involved and to the Company. There are harsh civil and criminal penalties if you wrongly obtain or use material, non-public information when you buy or sell securities, or if you give that information to another person who uses it when buying or selling securities. If you do buy or sell securities while in possession of material non-public information, you will not only have to pay back any money you made, but you could be found guilty of criminal charges, and face substantial fines or even prison. Additionally, the Company could be held liable for your violations of insider trading laws.

In order to avoid these harsh consequences, the Company has developed the following guidelines to briefly explain the insider trading laws and set forth the Company’s trading guidelines.

Background

The Insider Trading Sanctions Act of 1984 permits the SEC to bring a civil suit against persons who violate the prohibition on insider trading and, in such suit, recover up to three times the profit realized as a result of trading on the basis of material non-public information. Also, in 1988, Congress expanded the authority of the Securities and Exchange Commission and the Justice Department to enforce federal insider trading laws, by adopting the Insider Trading and Securities Fraud Enforcement Act (the "Fraud Act"). In addition to increasing the penalties for insider trading violations, the Fraud Act extends liability to employers and possibly other controlling persons (such as its directors and executive officers) for violations by company personnel. This means that the Company and/or its controlling persons could face sanctions because company personnel traded based upon inside information.

CONFIDENTIALITY OF INSIDER INFORMATION AND
SECURITIES TRADES BY COMPANY PERSONNEL

Individuals who trade on inside information or who improperly communicate inside information to others risk:

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a civil penalty of up to the greater of three times the profit gained or the loss avoided or $2.3 million (as of January 2023, and which amount by law will be automatically adjusted for inflation annually thereafter);

●	a criminal fine (no matter how small the profit) of up to $5 million (up to $25 million for unnatural persons); and
●	a jail term of up to twenty years.

Be aware that the SEC has imposed large fines even in “tipping” situations where the penalized individual did not profit from the insider trading violation but was determined to have communicated material non-public information to third parties.

The Company has adopted this Policy in an effort to assist its directors, officers and employees to avoid even the appearance of improper conduct. Even an investigation that does not result in prosecution can destroy the reputation and career of an individual and can damage the Company’s well-established reputation for integrity and ethical conduct.

Insider Trading Concepts

What is "Inside" Information?

Inside information is material non-public information, which includes anything you become aware of, whether because of your “special relationship” with the Company as an officer, director, employee or otherwise, which is material and has not been disseminated to the public. The information may be about the Company or any of its subsidiaries or affiliates. It may also include information you learn about another company in the course of performing services for or on behalf of the Company, for example, information about companies that are current or prospective customers or suppliers or those with which the Company may be in negotiations regarding a potential transaction.

What is Material Information?

Information is material if an investor would think that it is important in deciding whether to buy, sell or hold securities, or if it could affect the market price of the securities. Either good or bad information may be material.

CONFIDENTIALITY OF INSIDER INFORMATION AND
SECURITIES TRADES BY COMPANY PERSONNEL

Examples of material information typically include, but are not limited to:

●	Company financial problems;
●	annual or quarterly financial results;
●	estimates of future earnings or losses;
●	events that could result in restating financial information;
●	a proposed acquisition, sale, divestiture, merger, strategic alliance or restructuring;
●	beginning or settling a major lawsuit or regulatory proceeding or investigation;
●	changes in dividend policies;
●	declaring a stock split;
●	changes in management;
●	a securities offering of stocks, notes, bonds, convertible securities or derivatives thereof;
●	the gain or loss of a substantial account or material contract; or
●	cybersecurity risks and incidents, including vulnerabilities and breaches.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger or acquisition, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material.

What is Non-public Information?

Non-public information is information that has not yet been made public by the Company. Information only becomes public when the Company makes an official announcement (for example a publicly accessible conference call, a press release or in an SEC filings) and people have had an opportunity to see or hear it. Therefore, you should not buy or sell stocks or other securities before the public announcement of material information. It is usually safe to buy or sell securities after the information is officially announced, as long as you do not know of other material information that has not yet been announced.

Even after the information is announced, unless otherwise approved by the Policy Coordinator, you should wait two full trading days before buying or selling securities to allow the market to absorb the information. For example, if an announcement were made after the stock markets open on a Monday, Thursday would be the first day on which a trade would be appropriate. If an announcement were made before the stock markets open on a Monday, Wednesday would be the first day on which a trade would be appropriate. If an announcement were made on a Friday after the stock markets open, Wednesday would generally be the first day. Where complex matters are announced (such as a prospective major acquisition or disposition), it may be necessary to allow additional time for the information to be digested by the public. In such circumstances, you should consult with the Policy Coordinator regarding a suitable waiting period before trading.

CONFIDENTIALITY OF INSIDER INFORMATION AND
SECURITIES TRADES BY COMPANY PERSONNEL

If you are unsure whether information is material or non-public, you should assume that the information constitutes material non-public information. In such event, you must consult with Escalade’s Chief Financial Officer (the “Policy Coordinator”) before making a securities transaction or disclosing such information to anyone. See “COMPANY ASSISTANCE” at the end of this Policy.

Requirements of this Policy

Upon commencement of employment with the Company, all Insiders are required to acknowledge in writing their understanding of the Escalade Sports Policy Handbook, which includes the requirement to comply with this Policy. All Restricted Insiders are required to annually acknowledge in writing their receipt and compliance with this Policy. Insiders, including Restricted Insiders, who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to or waivers of this Policy, to the extent permitted by applicable law, may be granted only upon approval by both the Company’s Chief Executive Officer and the Policy Coordinator before any activity takes place that would be in contravention of this Policy.

Preservation of Confidentiality of Inside Information

Insiders who come into possession of material nonpublic information concerning the Company, or any other company whose information is obtained while working for or on behalf of the Company, are expected to safeguard the information and not intentionally or inadvertently communicate it to any person (including family members and friends) except when the person has a need to know the information for legitimate, Company-related reasons.

In order to preserve confidentiality, Insiders should be discreet with inside information and not discuss it in public places where it can be overheard, such as elevators, restaurants, airplanes, public transportation, taxis and ridesharing vehicles. To avoid even the appearance of impropriety, Insiders should refrain from providing advice or making recommendations regarding the purchase or sale of the Company's securities.

Prohibition Against Trading Based Upon Inside Information

Any Insider of the Company who is in possession of material nonpublic information relating to the Company is prohibited from buying or selling Company securities or engaging in any other action to take advantage of, or passing on to others, such information. This prohibition also applies to material nonpublic information relating to any other company obtained in the course of your employment by or service to the Company. You must not provide “tips” or otherwise give material non-public information to anyone, including people in your immediate family, friends or anyone acting on your behalf (such as a stockbroker).

CONFIDENTIALITY OF INSIDER INFORMATION AND
SECURITIES TRADES BY COMPANY PERSONNEL

Insiders are expected to be responsible for the compliance of their immediate family and personal household. Transactions that may be necessary or justifiable for independent economic or other personal reasons (such as the need for cash in the event of an emergency expenditure) are not exempt from insider trading prohibitions or liability.

This Policy’s trading restrictions generally do not apply to the exercise or vesting of equity awards, such as the exercise of a stock option or the vesting of a restricted stock unit, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to a stock option, restricted stock unit or other equity or stock-based award to satisfy tax withholding requirements. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of an option through a broker (often called a “same-day sale”) or any other market sale. Sale of the underlying stock or a cashless exercise of an option may not be made during a restricted trading period. Such market sales include selling a portion of the underlying stock to cover the costs of exercise and/or withholding taxes.

It is incumbent on Insiders to maintain awareness of possible insider trading violations by persons under their supervision and to take measures where appropriate to prevent such violations. In the event that an Insider becomes aware of the possibility of such a violation, he or she should contact the Policy Coordinator immediately.

PART II

Restricted Insiders are subject to heightened legal scrutiny when trading in Company securities. Accordingly, Restricted Insiders must comply with all of the requirements of both Part I and Part II of this Policy.

Restricted Trading Periods

Restricted Insiders may not trade during a restricted period.

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (for example, where an officer engages in a trade while unaware of a major pending development), all trades in Company securities by Restricted Insiders and their immediate family members will be prohibited during restricted trading periods. “Trading” includes not only purchases and sales of securities, but also acquisitions and dispositions of derivative securities and stock swap agreements, the exercise of certain options, warrants, puts and calls and the like.

Restricted trading periods are designated by the Company as periods in which you may not trade in Company securities without exception and regardless of your actual possession or non-possession of material non-public information. The most common restricted trading period involves the release of quarterly and annual results. Unless otherwise approved by the Company’s board of directors, the Company’s restricted trading period begins fourteen (14) days prior to the end of every fiscal quarter and typically lasts until two full trading days after the Company releases its results for that quarter. The Company will establish other restricted trading periods based on particular circumstances that may arise from time to time.

CONFIDENTIALITY OF INSIDER INFORMATION AND
SECURITIES TRADES BY COMPANY PERSONNEL

If a restricted trading period is in effect, you may not engage in any trade of any type under any circumstances, nor may you inform anyone of the restriction. If a restricted trading period is not in effect, you may buy or sell the securities but only if you are not otherwise in possession of material, non-public information and you have pre-cleared the trade with the Policy Coordinator and obtained the Policy Coordinator’s approval. See “Pre-Clearance of Securities Transactions.”

Even when a restricted trading period is not in effect, you must carefully consider whether you are aware of any material nonpublic information about the Company before trading in Company securities. In all cases, the responsibility for determining whether you are in possession of material nonpublic information rests with you. The Policy Coordinator has no obligation to independently determine whether you actually possess material nonpublic information. None of the Policy Coordinator, the Company, or any officer, director or employee of the Company have any liability for any violations of law, losses, damages, or other consequences that might result from any securities trades made by you under this Policy or otherwise. The lifting of a restricted trading period does not in any way constitute legal advice or insulate you or any other person from liability under applicable securities laws.

Pre-Clearance of Securities Transactions

Because Restricted Insiders are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even when a restricted trading period is not in effect, without first pre-clearing all transactions in the Company's securities. Subject to the exemption described under “Pre-Clearance Policy for Rule 10b5-1 Plans” below, no Restricted Insider may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Policy Coordinator. These procedures also apply to transactions by such person's spouse, other persons living in such person's household and minor children and to transactions by entities over which such person exercises control.

The Policy Coordinator shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

CONFIDENTIALITY OF INSIDER INFORMATION AND
SECURITIES TRADES BY COMPANY PERSONNEL

Pre-Clearance Policy for Rule 10b5-1 Plans

Exchange Act Rule 10b5-1 enables Restricted Insiders to establish written trading plans for the disposition of Company securities. Such a plan specifies the dates, prices and amounts of the contemplated trades or establishes a formula for determining dates, prices and amounts. You must not possess material non-public information when you enter into such a plan. Additionally, the plan must comply with all SEC requirements, including inclusion of a mandatory cooling-off period providing that no trades may occur until the later of (x) 90 days following plan adoption or modification and (y) two trading days following the Company’s public disclosure in an Exchange Act report filed with the SEC containing Escalade’s financial results for the fiscal quarter in which the plan is adopted or modified. With limited exceptions, only one Rule 10b5-1 trading plan may be in effect at any given time. If a Rule 10b5-1 trading plan is properly created and implemented, then a defense to insider trading liability may be claimed for transactions occurring under the trading plan.

Before entering into a trading plan you must contact the Policy Coordinator to inquire if a restricted trading period is in effect and obtain pre-clearance of the contemplated plan, which includes certifying that you are unaware of any material non-public information at the time of adopting the plan, that the plan is being entered into in good faith and that you will provide the Company with all information about the plan required to be publicly disclosed (e.g. that you have adopted a plan, the date of adoption, modification or termination of the plan, the duration of the plan, and the aggregate number of securities to be sold or purchased under the plan). Once a trading plan is pre-cleared, trades made pursuant to the plan will not require additional pre-clearance. In order for a Rule 10b5-1 trading plan to be approved, the Policy Coordinator must review the plan and have an opportunity to comment on its substance. This may entail sharing the plan with the Company’s outside legal counsel. You must inform the Policy Coordinator of any subsequent modifications to a Rule 10b5-1 trading plan, which likewise must be pre-cleared with the Policy Coordinator, and of the termination of the plan.

You should consult with your own legal and tax advisors before entering into, modifying or terminating a Rule 10b5-1 trading plan. Pre-clearance of the plan by the Policy Coordinator does not in any way constitute legal or tax advice nor or insulate you or any other person from liability under applicable securities laws.

Gifts of Securities

Restricted Insiders and members of their immediate families may not make a gift of securities during a restricted trading period. If a bona fide gift is permitted under the terms of this Policy, Restricted Insiders who are subject to Section 16 reporting must timely report such gifts on the applicable Form 4 no later than two business days after the gift is made or received.

Hedging Transactions

Restricted Insiders are prohibited from engaging in hedging or monetization transactions at any time. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as variable forwards, equity swaps, collars, exchange funds, and various forms of derivative securities. These transactions may permit continued ownership of the Company’s securities obtained through employee benefit plans or otherwise without the full risks and rewards of ownership. When that occurs, a person entering into this type of transaction may no longer have the same objectives as the Company’s other shareholders.

CONFIDENTIALITY OF INSIDER INFORMATION AND
SECURITIES TRADES BY COMPANY PERSONNEL

Additional Prohibited Transactions

Because we believe it is improper and inappropriate for any Restricted Insiders to engage in short-term or speculative transactions involving the Company's securities, Restricted Insiders may not engage in any of the following transactions with respect to securities of the Company:

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Short-term trades (any Company securities purchased in the open market must be held for a minimum of six months, except where a sale has been approved by the Policy Coordinator based on an unexpected need for liquidity or other emergency or hardship and where the sale is not otherwise prohibited by federal securities laws);

●	Purchases of stock on margin;
●	Buying or selling puts and calls and/or other derivative securities;
●	Short selling, also known as short sales, involving transactions where Company securities are borrowed, then sold only to be subsequently repurchased for a lower price); or
●	Pledging Company securities as collateral.

Compliance with Section 16 and Rule 144

Restricted Insiders who are directors or executive officers of the Company are responsible for compliance with Section 16 of the Exchange Act and Rule 144 of the Securities Act of 1933 in connection with their transactions in the Company's securities. The requirements of this Policy do not supersede the required compliance with your obligations under Section 16 or Rule 144, including the Section 16(b) short-swing profit rule.

Section 16

Directors and executive officers should be aware that most transactions in Company securities, including grants of equity awards, vesting of restricted stock units, stock option exercises and gifts, are subject to the two business day reporting requirements under Section 16. The Company's policy is to assist directors and officers in completing and filing their Section 16 reports. It is important the Policy Coordinator receives prompt notice of reportable transactions, so that the Company can assist in filing the required reports on a timely basis. Also, although transactions under a 10b5-1 trading plan are not subject to the restricted trading periods (once the plan has been cleared by the Policy Coordinator and assuming compliance with the terms of the plan), such trades still must be reported within two business days on a Form 4. The Form 4 currently requires the reporting person to indicate by checkbox on the Form 4 whether the transaction was intended to satisfy the affirmative defense conditions of Rule 10b5-1.

Rule 144

Directors and executive officers are required to file Form 144 before making open market sales of Company securities. This form is generally prepared and filed by your broker.

CONFIDENTIALITY OF INSIDER INFORMATION AND
SECURITIES TRADES BY COMPANY PERSONNEL

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Company Assistance

Policy Coordinator

Stephen Wawrin, Chief Financial Officer and VP Finance of the Company, has been designated as the Policy Coordinator to oversee implementation of this Policy and to answer any questions that Insiders may have concerning its application. Mr. Wawrin is located at the Company's corporate offices at 817 Maxwell Avenue, Evansville, Indiana, 47711, telephone (812) 467-4414, email address swawrin@escaladesports.com. From time to time, the Company may designate a different individual to serve as the Policy Coordinator and/or may designate another individual to temporarily act as the Policy Coordinator in the event the designated Policy Coordinator is unavailable for an extended period of time. If any action by the Policy Coordinator and his or her immediate family members would require any approval by the terms of this Policy, the Policy Coordinator shall review the same with the Company’s Chief Executive Officer.

Questions

Any person who has questions about this Policy or questions about specific transactions may obtain additional guidance from the Policy Coordinator. However, the ultimate responsibility for adhering to the Policy and avoiding improper transactions rests with the individual Insider. Actions of the Policy Coordinator under this Policy do not constitute legal advice, do not constitute confirmation that you do not possess material nonpublic information, and do not relieve you of any of your legal obligations.